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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update:
☐ Form C/A: Amendment to Offering Statement:
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Dash X, Inc.
Legal status of issuer:

Form: corporation
Jurisdiction of Incorporation/Organization: Washington
Date of organization): September 7, 2021

Physical address of issuer: 12929 74th Pl NE / Kirkland, Washington 98034
Website of issuer: http://www.dash-x.com

Name of intermediary through which the offering will be conducted: Silicon Prairie Online, LLC
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
$1,000 plus up to 7% of funds raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
0

Type of security offered: Common Stock
Target number of securities to be offered: 124,000
Price (or method for determining price): 1.00
Target offering amount: 50,000
Oversubscriptions accepted: ☐ Yes ☒ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis
☐ Other – provide a description:
Maximum offering amount (if different from target offering amount): 124,000
Deadline to reach the target offering amount: 12 months from the filing date

SEC 2930 (4/17) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 1

Total Assets:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cash & Cash Equivalents:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Accounts Receivable:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Long-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Revenues/Sales	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cost of Goods Sold:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Taxes Paid:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Dash X, Inc.
(Issuer)
By
/s/ William S. Blanchard CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ William S. Blanchard
(Signature)
CEO
(Title)
October 12th, 2022
(Date)

THE COMPANY

1. Name of issuer: <u>Dash X, Inc.</u>

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
Explain: _____

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
William S. Blanchard	Common Stock	100 %
		%
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

DIRECTORS OF THE COMPANY

4. Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: <u>William S. Blanchard</u> Dates of Service: <u>09/07/2021 – Present</u>
Principal Occupation: <u>Director</u>
Employer: _____ Dates of Service: _____
Employer's principal business: _____
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: _____ Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities: _____

Name: _____ Dates of Board Service: _____
Principal Occupation: _____
Employer: _____ Dates of Service: _____
Employer's principal business: _____

List all positions and offices with the issuer held and the period in which the director served in the position or office:

Position: _____ Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities: _____

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities: _____

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: __William S. Blanchard__

Title: CEO/President/Secretary/Treasurer___ Dates of Service: 09/07/2021 – Present_____

Responsibilities: ___General oversight of business operations_____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

Name: _____

Title: _____ Dates of Service: _____

Responsibilities: _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.



X-perience the modern way to shop.

Dash X inc. Business Plan

September 2022

Table of Contents

I.   Executive Summary

"Brick-and-mortar retail isn't dying, it's evolving."
– Report, *National League of Cities*

At Dash X, our mission is to empower in-person retailers against online shopping

The most dynamic moment in the retail industry in decades is under way. Between the rise of e-commerce, COVID-19-related disruptions, and heavy inflation, the in-person retail industry is facing steep challenges. However, while many (incorrectly) view these challenges as signs of the end of retail, many retailers are recovering stronger than before. Deloitte, the Wall Street Journal, and Target are among the countless businesses reconciling with what they call "The Great Retail Reset:" The movement of retailers updating their systems to adapt to the new economy.

The fusion of digital and physical experiences is one way this is happening. Deloitte's 2022 Retail Industry Outlook claims that between staff-free kiosks, QR-code menus, and contactless in-store pickup, 70% of retailers plan to make moderate to major investments in technological updates.

We think one area is still in need of a major update: **customer service.**

Our Product

Dash X is a two-sided platform that allows customers to easily video call staff at in-person retail locations. The platform currently exists as a mobile app, which will soon transition to a web extension.

The mobile app is a directory of local businesses for shoppers to scroll through, with an effortless link to video call associates at each given store. The goal of the app is to spread awareness of the Dash X brand and expand the user base for the eventual release of the web extension.

The web extension, planned for release in December 2023, is the long-term focus of the company. Businesses included in the Dash X network will be given a website domain identical to their own, with "-X" added to the end. This domain redirects customers to a video call portal with store associates, where the company can offer higher-quality customer service than current voice-only calling or text messaging. For more sophisticated customers, this portal will offer additional customer support capabilities, including chat centers and data insights.

II. Target Audience

Despite the boom in e-commerce that occurred due to COVID-19, nearly half of consumers prefer to shop in-person. This is more pronounced in some shopper demographics than others. As of April 2022, three main groups stand out:

1. Gen Z
2. Households earning <$50,000
3. Wealthy shoppers in high-end retail

For each of these groups, the time-saving convenience of online shopping is less important, whereas the practical benefits of in person shopping are more important. We call these groups "in-person shoppers."

Another important category of consumer is the "early adopter." As with any innovation, individuals will not all adopt to shopping with Dash X at the same time. Product adoption and maturity happens over time, and some demographics are likely to adopt earlier than others. As described in the study of Diffusion of Innovations, early adopters tend to be young (18-35), well-respected community members in positions of social leadership. They are typically male, with higher-than-average income. These consumers will be critical in the widespread adoption of Dash X.

Our target audience, then, is the overlap of these two groups: *Early adopters who prefer to shop in person.*


In-person Shoppers
• Gen Z
• Lower-Middle Class households
• High-end retail
Early Adopters
• Age 18-35
• Well-respected
• Tech Savvy
• Social Leaders

III. Development Timeline

As we develop the Dash X mobile app and web extension, the services we offer will change.

Phase 1: Until December 2022

The mobile app and web extension are currently under development. Prior to rollout, the company will operate on personal loans from founder Bill Blanchard and equity financing. During this period, Dash X will focus on building an effective engineering team, fine-tuning the company brand, and onboarding vendors for the app's release. There will be no revenue during the first phase.

Phase 2: Jan 2023 – December 2023

The mobile app is planned for release in early 2023. During this period, the company will continue developing the web extension and acquiring -x web domains. We plan to grow Dash X to 100 employees and establish a permanent office space during this time.

Phase 3: Jan 2024 onward

We plan to release the web extension at the beginning of 2024. From this point forward, Dash X will focus efforts on growing awareness of -x web extensions, improving our services and seeking new sources of revenue.

IV. Pricing and Revenue

Phase 2

The goal in this stage is to build the brand's reputation quickly. Before the introduction of the -x web extension, the business will exist solely on the mobile application platform. The listing price on the application will be $9.95/month, after a 3-month free trial. Compared to similar services (such as Microsoft Dynamics, starting at $50/month), this will provide an ultra-low-price option for businesses to give their customer service an upgrade.

Phase 3

After the web extension is released, listing on the app will be free for all businesses. Revenue will come primarily from access to the -x web service, with price discrimination based on clients' size and complexity:

Dash-x Web Extension Pricing

GROWTH $49.99 / month	PRO $119.99 / month	ENTERPRISE Variable Price
For small businesses with one location Functionality: • Single-Location Video Calling • Message Center	For larger businesses with more complex needs Functionality: • Multiple-Location Video Calling • Message Center • Data Insights	For large, established corporations demanding custom functions Functionality: • Multiple-location video calling • Message center • Advanced data insights • Pay-as-you-go pricing, based on call length and specific services

Additionally, revenue will come from search engine advertising on the app. As the brand and user base for the app grows, companies will be able to sponsor top results when shoppers search on the app. The price for these will vary, following a generalized second price auction, wherein the highest bidder pays the second-highest bid, the second highest bidder pays the third-highest bid, and so on. Revenue from search engine advertising will average $0.30 per shopper, per quarter.

V.   Organization and Management

DASH X inc. is a privately held startup corporation in the state of Washington.

State UBI: 604-801-661,
Federal EIN: 87-2540189,
Registered by Foundry Law Group,
522 85th Street STE. B100 Seattle, WA 98103.

Founder Bill Blanchard is the president, CEO, secretary, and treasurer of Dash X. The Dash X brand and logo are trademarked and owned by Blanchard.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS ASSOCIATED WITH THIS OFFERING, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THE AGREEMENT, BEFORE MAKING ANY INVESTMENT. THE AGREEMENT CONTAINS CERTAIN STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF OUR COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS, INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THE AGREEMENT, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

Risks Related to the Company's Business and Financial Condition

Limited History

The Company was incorporated on September 7, 2021, and has limited data and history that you can use to evaluate our business strategies and prospects. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the Company will be successful in implementing its business plan.

Key Personnel

The Company is highly dependent on its key management. The loss of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

Financial Statements

The Company is a start-up entity and currently has no financial statements. The Company intends to retain an accountant to prepare annual financial statements.

Risks Associated with this Offering and the Shares

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

The Offering has not been reviewed by Securities Agencies.

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the securities.

The securities are restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

Consequently, each investor's ability to control the timing of the liquidation of his or her investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

There is no market, and there may never be a market, for the Shares, which may make it difficult for you to sell your Shares.

The Company is a private company and there is no trading market for any of the Company's securities. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Shares, the ability of holders of the Shares to sell the same, or the prices at which holders may be able to sell such Shares.

The Company's officers and directors may be subject to indemnification by the Company in connection with this Offering.

Colorado law provides for indemnification of directors, and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its creditors of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for

liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to governors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Risks Related to Tax Issues

EACH PROSPECTIVE MEMBER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.

Income allocations assigned to an investor's Note(s) may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.

Investors will pay tax on their allocated Shares of our taxable income. An investor may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions the Company may make to the investor. Accordingly, investors may be required to pay some or all of the income tax on their allocated Shares of the Company's taxable income with personal funds.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Shareholders.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

9. What is the purpose of this offering?
To raise capital sufficient to hire an effective engineering team, fine-tune to Company's brand and onboard vendors for the app's release.

10. How does the issuer intend to use the proceeds of this offering?

Silicon Prairie Online, LLC　　Dash X, Inc
Use of Offering Proceeds

	If Minimum Offering Amount Sold		If Maximum Offering Amount Sold
Total Proceeds		$50,000		$124,000
Net Proceeds of Offering		$48,500		$115,940
Legal related to offering	$	2,000.00	$	6,000.00
Legal related to patents, trademarks	$	1,000.00	$	3,000.00
Wages - President and CEO	$	-	$	10,045.00
Financial management, accounting and audits	$	25,000.00	$	30,000.00
Engineering/production	$	8,000.00	$	30,000.00
Employee benefits	$	1,000.00	$	11,594.00
Marketing	$	1,000.00	$	5,000.00
Equipment	$	1,000.00	$	2,000.00
Other Expense - including rent,	$	-	$	3,000.00
telephone & communications,	$	1,000.00	$	3,000.00
travel and office	$	8,500.00	$	10,000.00
Accounting software and hardware	$	-	$	2,301.00
Total Use of Net Proceeds of Offering	$	48,500.00	$	115,940.00
		$0.00		$0.00

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

DASH X, INC.
CONFIDENTIAL TERM SHEET

The following is a summary of the basic terms and conditions of a proposed $124,000 offering of Common Stock ("Shares") by Dash X, Inc., a Washington corporation (the "Company"), to certain qualified investors.

THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY AND IS NOT BINDING ON THE COMPANY OR THE PROSPEC¬TIVE INVESTORS. NEITHER THE COMPANY NOR ANY PROSPECTIVE INVESTORS SHALL BE OBLIGATED TO CONSUM¬MATE AN INVESTMENT UNTIL APPROPRIATE DOCUMENTATION HAS BEEN PROVIDED TO PROSPECTIVE INVESTORS.

Securities Offered:	**Up to 124,000 shares of Common Stock, constituting 1.7% of the Company's issued and outstanding shares of common stock.**
Offering Price:	**$1.00 per share**
Minimum Investment:	**$500.00**
Minimum Offering:	**$50,000**
Capital Structure:	**The Company currently has two classes of stock, namely, common stock and preferred stock. There are presently 7,000,000,000 shares of common stock outstanding.**
Corporate Governance:	**The Company is managed by a Board of Directors (the "Board"), and the day-to-day operations of the Company will be performed by the Directors and any other officers appointed by the Board. The Board is comprised of four (4) Directors, elected by a majority of the outstanding shares.**
Common Stock:	
Voting Rights	**The holders of the Shares will have the right to vote on any corporate matters as specified within the Company's Bylaws.**
Restrictions on Transfer:	**We will be offering the Shares pursuant to certain exemptions from the registration requirements of the Securities Act and**

applicable state securities laws. Therefore, the Shares will not be registered with the SEC, and will be deemed "restricted securities" under the Securities Act. You will not be able to re-sell or transfer your Shares except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.

Tax Considerations:

The Company will be treated as a C-Corporation for federal income tax purposes.

Prospective investors are advised to contact their tax advisors with regard to tax consequences arising from investing in the Company.

14. Do the securities offered have voting rights? ☐ Yes ☒ No
15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No
Explain: <u>See Bylaws</u>
16. How may the terms of the securities being offered be modified?
Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

CAPITALIZATION

Pre-Offering:

Shareholder	Shares of Common Stock	Percentage (fully diluted)
William S. Blanchard	7,000,000	100%

Post-Offering (based on obtaining Minimum Offering Amount):

Shareholder	Shares of Common Stock	Percentage (fully diluted)
William S. Blanchard	7,000,000	99.3%
Investors in this Offering	50,000	0.7%

Post-Offering (based on obtaining Maximum Offering Amount):

Shareholder	Shares of Common Stock	Percentage (fully diluted)
William S. Blanchard	7,000,000	98.3%
Investors in this Offering	124,000	1.7%

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
See Risk Factors

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
See Risk Factors

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

See Bylaws

24. Describe the material terms of any indebtedness of the issuer:
None.

25. What other exempt offerings has the issuer conducted within the past three years? :

None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
      (1) any or officer of the issuer;
      (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
      (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
      (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Not applicable.			

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. The Company is a pre-revenue startup

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

ATTESTATION

I, William S. Blanchard, confirm that the financials attached hereto have been reviewed by me and my team. I confirm that these historic financials attached hereto are accurate to the best of my knowledge.

DocuSigned by:

William Blanchard

BC6889BE6A0043B...

William S. Blanchard, CEO

Form 1120

Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2021 or tax year beginning ___9/27/2021___, 2021, ending ___12/31/2021___, 20__21__

▶ Go to *www.irs.gov/Form1120* for instructions and the latest information.

OMB No. 1545-0123

2021

A Check if:

1a Consolidated return (attach Form 851) . ☐

b Life/nonlife consolidated return . . ☐

2 Personal holding co. (attach Sch. PH) . ☑

3 Personal service corp. (see instructions) . ☐

4 Schedule M-3 attached ☐

TYPE OR PRINT

Name
Dash X, Inc.

Number, street, and room or suite no. If a P.O. box, see instructions.
12929 74th Place NE

City or town, state or province, country, and ZIP or foreign postal code
Kirkland, WA 98034

B Employer identification number
87-2540189

C Date incorporated
09/27/2021

D Total assets (see instructions)
$ 0

E Check if: **(1)** ☑ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change

Income	**1a**	Gross receipts or sales	**1a**	0
	b	Returns and allowances	**1b**	0
	c	Balance. Subtract line 1b from line 1a	**1c**	0
	2	Cost of goods sold (attach Form 1125-A)	**2**	0
	3	Gross profit. Subtract line 2 from line 1c	**3**	0
	4	Dividends and inclusions (Schedule C, line 23)	**4**	0
	5	Interest	**5**	0
	6	Gross rents	**6**	0
	7	Gross royalties	**7**	0
	8	Capital gain net income (attach Schedule D (Form 1120))	**8**	0
	9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)	**9**	0
	10	Other income (see instructions—attach statement)	**10**	0
	11	**Total income.** Add lines 3 through 10 . . . . ▶	**11**	**0**
Deductions (See instructions for limitations on deductions.)	**12**	Compensation of officers (see instructions—attach Form 1125-E) . . . . . . ▶	**12**	0
	13	Salaries and wages (less employment credits)	**13**	0
	14	Repairs and maintenance . 9	**14**	0
	15	Bad debts	**15**	0
	16	Rents	**16**	0
	17	Taxes and licenses	**17**	150
	18	Interest (see instructions)	**18**	0
	19	Charitable contributions	**19**	00
	20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562) . . .	**20**	0
	21	Depletion	**21**	0
	22	Advertising	**22**	0
	23	Pension, profit-sharing, etc., plans	**23**	0
	24	Employee benefit programs	**24**	0
	25	Reserved for future use	**25**	0
	26	Other deductions (attach statement)	**26**	150
	27	**Total deductions.** Add lines 12 through 26 . . . . ▶	**27**	**0**
	28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11. .	**28**	150
	29a	Net operating loss deduction (see instructions)	**29a**	0
	b	Special deductions (Schedule C, line 24)	**29b**	0
	c	Add lines 29a and 29b	**29c**	00
Tax, Refundable Credits, and Payments	**30**	**Taxable income.** Subtract line 29c from line 28. See instructions	**30**	**0**
	31	Total tax (Schedule J, Part I, line 11)	**31**	0
	32	Reserved for future use	**32**	0
	33	Total payments and credits (Schedule J, Part III, line 23)	**33**	0
	34	Estimated tax penalty. See instructions. Check if Form 2220 is attached . . . . . ▶ ☑	**34**	0
	35	**Amount owed.** If line 33 is smaller than the total of lines 31 and 34, enter amount owed	**35**	0
	36	**Overpayment.** If line 33 is larger than the total of lines 31 and 34, enter amount overpaid	**36**	0
	37	Enter amount from line 36 you want: **Credited to 2022 estimated tax** ▶ 0 **Refunded** ▶	**37**	0

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

William S Blanchard
Signature of officer

10/12/2022
Date

CEO
Title

May the IRS discuss this return with the preparer shown below? See instructions. ☑ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
William S Blanchard	*William S Blanchard* Verified by pdfFiller 10/12/2022	10/12/2022		na

Firm's name ▶

Firm's address ▶

Firm's EIN ▶

Phone no. (425) 652-5225

For Paperwork Reduction Act Notice, see separate instructions.

Cat. No. 11450Q

Form **1120** (2021)

Schedule C	Dividends, Inclusions, and Special Deductions (see instructions)	(a) Dividends and inclusions	(b) %	(c) Special deductions (a) × (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)	00	50	00
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)	00	65	000
3	Dividends on certain debt-financed stock of domestic and foreign corporations . .	00	See Instructions	00
4	Dividends on certain preferred stock of less-than-20%-owned public utilities . . .	00	23.3	00
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities	00	26.7	00
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs . . .	00	50	00
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs . . .	00	65	00
8	Dividends from wholly owned foreign subsidiaries	00	100	00
9	**Subtotal.** Add lines 1 through 8. See instructions for limitations	00	See Instructions	00
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958	00	100	00
11	Dividends from affiliated group members	00	100	00
12	Dividends from certain FSCs	00	100	00
13	Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)	00	100	00
14	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)	00	na	00
15	Reserved for future use	00		00
16a	Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)	00	100	00
b	Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)	00	na	00
c	Other inclusions from CFCs under subpart F not included on line 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)	00	00	00
17	Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992) . .	00	00	00
18	Gross-up for foreign taxes deemed paid	00		00
19	IC-DISC and former DISC dividends not included on line 1, 2, or 3	00	00	00
20	Other dividends	00		00
21	Deduction for dividends paid on certain preferred stock of public utilities	00		00
22	Section 250 deduction (attach Form 8993)	00		00
23	**Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4	00	0	00
24	**Total special deductions.** Add column (c), lines 9 through 22. Enter here and on page 1, line 29b			00

Form **1120** (2021)

Schedule J	**Tax Computation and Payment** (see instructions)				

Part I—Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ▶ ☐				
2	Income tax. See instructions			**2**	00
3	Base erosion minimum tax amount (attach Form 8991)			**3**	00
4	Add lines 2 and 3			**4**	00
5a	Foreign tax credit (attach Form 1118)	**5a**	00		
b	Credit from Form 8834 (see instructions)	**5b**	00		
c	General business credit (attach Form 3800)	**5c**	00		
d	Credit for prior year minimum tax (attach Form 8827)	**5d**	00		
e	Bond credits from Form 8912	**5e**	00		
6	**Total credits.** Add lines 5a through 5e			**6**	00
7	Subtract line 6 from line 4			**7**	00
8	Personal holding company tax (attach Schedule PH (Form 1120))			**8**	00
9a	Recapture of investment credit (attach Form 4255)	**9a**	00		
b	Recapture of low-income housing credit (attach Form 8611)	**9b**	00		
c	Interest due under the look-back method—completed long-term contracts (attach Form 8697)	**9c**	00		
d	Interest due under the look-back method—income forecast method (attach Form 8866)	**9d**	00		
e	Alternative tax on qualifying shipping activities (attach Form 8902)	**9e**	00		
f	Interest/tax due under section 453A(c) and/or section 453(l)	**9f**	00		
g	Other (see instructions—attach statement)	**9g**	00		
10	**Total.** Add lines 9a through 9g			**10**	00
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31			**11**	00

Part II—Reserved For Future Use

12	Reserved for future use	**12**	00

Part III—Payments and Refundable Credits

13	2020 overpayment credited to 2021			**13**	00
14	2021 estimated tax payments			**14**	00
15	2021 refund applied for on Form 4466			**15**	(00)
16	Combine lines 13, 14, and 15			**16**	00
17	Tax deposited with Form 7004			**17**	00
18	Withholding (see instructions)			**18**	00
19	**Total payments.** Add lines 16, 17, and 18			**19**	00
20	Refundable credits from:				
a	Form 2439	**20a**	00		
b	Form 4136	**20b**	00		
c	Reserved for future use	**20c**	00		
d	Other (attach statement—see instructions)	**20d**	00		
21	**Total credits.** Add lines 20a through 20d			**21**	00
22	Reserved for future use			**22**	00
23	**Total payments and credits.** Add lines 19 and 21. Enter here and on page 1, line 33			**23**	00

Form **1120** (2021)

Schedule K	**Other Information** (see instructions)		

		Yes	No
1	Check accounting method: **a** ☑ Cash **b** ☐ Accrual **c** ☐ Other (specify) ▶ _____		
2	See the instructions and enter the:		
a	Business activity code no. ▶ _____		
b	Business activity ▶ _____		
c	Product or service ▶ _____		
3	Is the corporation a subsidiary in an affiliated group or a parent–subsidiary controlled group?		
	If "Yes," enter name and EIN of the parent corporation ▶ yes_____		
	87-2540189_____		
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		✓
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G) .	✓	
5	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below.		✓

(i) Name of Corporation	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Incorporation	**(iv)** Percentage Owned in Voting Stock

b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below.		

(i) Name of Entity	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Organization	**(iv)** Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316		✓
	If "Yes," file **Form 5452,** Corporate Report of Nondividend Distributions. See the instructions for Form 5452.		
	If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.		
7	At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock? .		
	For rules of attribution, see section 318. If "Yes," enter:		
	(a) Percentage owned ▶ _____ and **(b)** Owner's country ▶ _____		
	(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ▶ _____		
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . . . ▶ ☐		
	If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.		
9	Enter the amount of tax-exempt interest received or accrued during the tax year ▶ $ _____		
10	Enter the number of shareholders at the end of the tax year (if 100 or fewer) ▶ _____		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions) ▶ ☐		
	If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.		
12	Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a.) . . . . ▶ $		

Schedule K **Other Information** *(continued from page 4)*

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?		✓
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ▶ $		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions		✓
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments in 2021 that would require it to file Form(s) 1099?		✓
b	If "Yes," did or will the corporation file required Form(s) 1099?		✓
16	During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock?		✓
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		✓
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		✓
19	During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		✓
20	Is the corporation operating on a cooperative basis?		✓
21	During the tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions		✓
	If "Yes," enter the total amount of the disallowed deductions ▶ $		
22	Does the corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3))		✓
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		✓
24	Does the corporation satisfy one or more of the following? See instructions		✓
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $26 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense.		
	If "Yes," complete and attach Form 8990.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?		✓
	If "Yes," enter amount from Form 8996, line 15 ▶ $		
26	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions		✓
	Percentage: By Vote By Value		

Schedule L	Balance Sheets per Books	Beginning of tax year		End of tax year	
	Assets	**(a)**	**(b)**	**(c)**	**(d)**
1	Cash	1000		1000	
2a	Trade notes and accounts receivable	00			
b	Less allowance for bad debts	(00)		(00)	
3	Inventories				
4	U.S. government obligations	00			
5	Tax-exempt securities (see instructions)	00			
6	Other current assets (attach statement)	00			
7	Loans to shareholders	00			
8	Mortgage and real estate loans	00			
9	Other investments (attach statement)	00			
10a	Buildings and other depreciable assets	00			
b	Less accumulated depreciation	(00)		( )	
11a	Depletable assets	00			
b	Less accumulated depletion	(00)		( )	
12	Land (net of any amortization)	00			
13a	Intangible assets (amortizable only)	00			
b	Less accumulated amortization	(00)		( )	
14	Other assets (attach statement)	00			
15	Total assets	00			
	Liabilities and Shareholders' Equity				
16	Accounts payable	00			
17	Mortgages, notes, bonds payable in less than 1 year	00			
18	Other current liabilities (attach statement)	00			
19	Loans from shareholders	00			
20	Mortgages, notes, bonds payable in 1 year or more	00			
21	Other liabilities (attach statement)	00			
22	Capital stock: **a** Preferred stock	00			
	b Common stock	00			
23	Additional paid-in capital	00			
24	Retained earnings—Appropriated (attach statement)	00			
25	Retained earnings—Unappropriated	00			
26	Adjustments to shareholders' equity (attach statement)	00			
27	Less cost of treasury stock	0000	( )		( )
28	Total liabilities and shareholders' equity				

Schedule M-1	Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books	00	7	Income recorded on books this year not included on this return (itemize):		
2	Federal income tax per books	0000				
3	Excess of capital losses over capital gains			Tax-exempt interest $ _____ 00		
4	Income subject to tax not recorded on books this year (itemize): 00 _____			_____		
				_____		
	_____	00	8	Deductions on this return not charged against book income this year (itemize):		
5	Expenses recorded on books this year not deducted on this return (itemize):					
a	Depreciation $ _____ 00		a	Depreciation $ _____ 00		
b	Charitable contributions $ _____ 00		b	Charitable contributions $ _____ 00		
c	Travel and entertainment $ _____ 00			_____		
				_____		
			9	Add lines 7 and 8		
6	Add lines 1 through 5		10	Income (page 1, line 28)—line 6 less line 9		

Schedule M-2	Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)

1	Balance at beginning of year	00	5	Distributions: **a** Cash		00
2	Net income (loss) per books	00		**b** Stock		
3	Other increases (itemize): _____			**c** Property		
	_____		6	Other decreases (itemize): _____		
	_____		7	Add lines 5 and 6		
4	Add lines 1, 2, and 3	00	8	Balance at end of year (line 4 less line 7)		00

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

   (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i) at the time of the filing of this offering statement bars the person from:

      (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes   ☒ No

      (B) engaging in the business of securities, insurance or banking? ☐ Yes   ☒ No

      (C) engaging in savings association or credit union activities? ☐ Yes   ☒ No

   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes   ☒ No
   (ii) places limitations on the activities, functions or operations of such person? ☐ Yes   ☒ No
   (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
      ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

UNITED STATES OF AMERICA

The State of Washington

Secretary of State

I, KIM WYMAN, Secretary of State of the State of Washington and custodian of its seal, hereby issue this

ARTICLES OF INCORPORATION

to

DASH X, INC

A WA PROFIT CORPORATION, effective on the date indicated below.

Effective Date: 09/07/2021
UBI Number: 604 801 661

Given under my hand and the Seal of the State
of Washington at Olympia, the State Capital



Kim Wyman, Secretary of State

Date Issued: 09/07/2021

ACTION OF THE INCORPORATOR

OF

DASH X, INC

The undersigned, being the sole incorporator of Dash X, Inc, a Washington corporation (the "Corporation"), hereby takes the following actions in accordance with RCW 23B.02.050.

ARTICLES OF INCORPORATION	1.	To approve the Articles of Incorporation of the Corporation in substantially the form filed with the Washington Secretary of State on September 7, 2021.
BOARD OF DIRECTORS	2.	To set at 1 the number of directors constituting the entire board of directors of the Corporation.
	3.	To elect William S. Blanchard to serve as the initial director of the Corporation, to serve until the directors successors are duly elected and qualified, or until his or her earlier death, resignation or removal.
RECORDS	4.	To order that this action of the incorporator be filed with the books of the Corporation in such form as generally kept.
	5.	To hereby resign as Incorporator.

* * *

ADOPTED: ⟋W̲S̲B̲⟍

William S. Blanchard
Title: Incorporator

DATE: September 23, 2021

DASH X, INC

CONSENT OF THE BOARD OF DIRECTORS IN LIEU OF ORGANIZATIONAL MEETING

Pursuant to the Articles of Incorporation of the Corporation and § 23B.08.210 of the Washington Business Corporation Act, the undersigned, being all of the members of the Board of Directors (the **"Board"**) of Dash X, Inc, a Washington corporation (the **"Company"**), hereby consent to the adoption of the following resolutions, and hereby waive any notices required by law with respect thereto:

ORGANIZATION OF THE CORPORATION

RESOLVED, that the Board ratifies and accepts the Articles of Incorporation as filed with the Secretary of State of the State of Washington on September 7, 2021, and the Action of the Incorporator appointing this Board on September 23, 2021.

BOARD OF DIRECTORS

RESOLVED, that Board hereby accepts the election of this Board, with each undersigned director to serve until his or her successor is duly elected, or his or her early resignation or removal.

BYLAWS

RESOLVED, that the form of bylaws are ratified and confirmed as the Bylaws of the Corporation and that the Secretary of the Corporation is authorized to execute a copy of such Bylaws, indicating the date of this consent as the date of adoption and inserting the Bylaws into the minute books of the Corporation.

FISCAL YEAR

RESOLVED, that the fiscal year of the Corporation will coincide with the calendar year.

APPOINTMENT OF OFFICERS

RESOLVED, that the Board hereby appoints the following persons to the offices set for opposite his or her name below, to serve in each such officer position until a replacement is duly elected, or until his or her earlier resignation or removal, and with such powers and responsibilities of each office as provided in the Bylaws of the Corporation:

Name:	Office:
William S. Blanchard	President, CEO, Secretary and Treasurer

ISSUANCE OF FOUNDER SHARES

RESOLVED, that the officers of the Corporation are authorized and directed to sell to the founders listed in the table below (the *"Founders"*) that number of shares of Common Stock with such vested terms, as listed opposite each Founder's name under the terms of a Founder Restricted Stock Purchase Agreement, in substantially the form attached as *Exhibit 1*:

Name:	Shares:	Vested on Grant:	Vesting Start Date:	Vesting
William S. Blanchard	7,000,000	33%	September 23, 2021	1/36th each month, double-trigger acceleration

FURTHER RESOLVED, that the consideration paid for the shares, equal to the par value per shares, as provided in the applicable Restricted Stock Purchase Agreement is deemed sufficient for all purposes and the shares will be fully-paid and non-assessable upon issuance; and

FURTHER RESOLVED, the principal office be the place for the closing of the sale of the shares and that sale be conducted in a manner exempt from registration under the federal and state securities laws; and

FURTHER RESOLVED, that the sale and issuance of the shares are to be conducted in a manner exempt from registration under federal and state securities laws, and each officer of the Corporation is hereby authorized to take any action and make any filing necessary to comply with and qualify for any exemption from federal and state securities laws; and

FURTHER RESOLVED, that the President and Treasurer of the Corporation are hereby authorized and directed to prepare and deliver to a stock certificate representing the shares issued to each Founder, to be held in escrow by the Corporation.

UNCERTIFICATED SHARES

RESOLVED, that the shares of the Corporation's capital stock shall be uncertificated, provided that the Corporation may, if deemed advisable and in the best interests of the Corporation by the Board, issue certificated or digital shares for some or all of any or all classes or series of its stock, including the issuance of stock certificate through an online third-party capitalization table service provider, including Carta.com, using the form provided thereon; and

FURTHER RESOLVED, that the officers of the Corporation are authorized and directed to send a written notice of shares of uncertificated stock in accordance with the Washington Business Corporation Act (upon the request of such record owner).

BANKING AUTHORITY

RESOLVED, that the officers of the Corporation are hereby authorized and directed, in the name and on behalf of the Corporation, to open such accounts with such banking institution as the officers deem necessary or appropriate to conduct the business of the Corporation; that the Corporation hereby adopts, as though the same were presented herewith, any standard form of resolution required by any banking institution in order for the Corporation to establish an account with such banking institution; and that the officers of the Corporation be, and hereby are, authorized to certify the adoption of any such resolution and are directed to record any resolutions so certified in the Corporation's minute book.

QUALIFICATION TO CONDUCT BUSINESS

RESOLVED, that the officers of the Corporation are authorized to qualify the Corporation in Washington and any other jurisdiction from time to time as such officers deem it to be necessary or advisable, and that the officers of the Corporation are hereby authorized and empowered to execute and file, any and all documents, certificates or the like necessary to effect such qualification of the Corporation.

FEDERAL IDENTIFICATION NUMBER

RESOLVED, that the officers of the Corporation are directed to apply to the IRS for an employer's identification number.

ORGANIZATION EXPENSES

RESOLVED, that the officers of the Company are authorized and empowered to pay and discharge

all taxes, fees and other expenses heretofore incurred or to be incurred in connection with the organization of the Company, and to reimburse the officers of the Company and all other persons for all other expenditures heretofore made by them in such connection. The officers of the Company are hereby authorized to take any action necessary to make a Section 248 election for the amortization of organization expenses under the Tax Code.

FOUNDER INSTITUTE WARRANT

RESOLVED, that the Warrant entered into between Founder Institute and Company is hereby approved and adopted by the Board in all respects.

GENERAL AUTHORITY

RESOLVED, that the officers of the Corporation are, and any one of them is, hereby authorized and directed to take all such further actions as such officer(s) may deem necessary or desirable in connection with the actions contemplated by the foregoing resolutions.

PRIOR ACTS

RESOLVED, that any and all acts relating to the subject matter of the foregoing resolutions performed prior to the passage of these resolutions are hereby in all respects ratified and approved.

* * *

This action by consent of the Board may be executed in counterparts and is to be filed in the minute books as kept by the Corporation.

BOARD:

WSB

William S. Blanchard

Date: 09 / 23 / 2021

EXHIBITS: 1. Restricted Stock Purchase Agreement

EXHIBIT 1

Founder Restricted Stock Purchase Agreement

(see attached)

BYLAWS

OF

DASH X, INC

To the extent provide herein, these Bylaws of Dash X, Inc (the "*Corporation*"), adopted and in effect as of September 23, 2021, govern the business of the Corporation, the conduct of its affairs, and the rights and powers of its board of directors, officers, and shareholders in accordance with the Washington Business Corporation Act, RCW 23B (the "*Washington Law*").

TABLE OF CONTENTS

1.   MEETINGS OF SHAREHOLDERS

  1.1.   **Annual Meetings**. An annual meeting of shareholders will be held for the election of directors and to transact such other business as may properly be brought to order at the meeting. The Board may set any date, time and location for the annual meeting. If no annual meeting is set or the meeting is not held, a special meeting may be held or an action by consent of the shareholders may be issued addressing the business to have been brought to order in the annual meeting. Such special meeting or action by consent will be considered as the annual meeting; *provided*, however that any written consent for the election of directors in lieu of an annual meeting must be unanimous unless all directorships to which such election applies are vacant and are filled by such written consent.

  1.2.   **Special Meetings**. The Board, the chairperson of the Board or the principal executive officer of the Corporation may call a special meeting of the shareholders. The notice calling the special meeting must include the date, time, location of the meeting and business to be brought to order in the meeting. Only the business specified in the notice may be addressed at the meeting. A special meeting of the shareholders shall be held if the holders of at least 25% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting have delivered to the Secretary one or more demands for the meeting, describing the purpose or purposes for which it is to be held, which demands shall be set forth either (i) in an executed record, or (ii) if the corporation has designated an address, location or system to which the demands may be electronically transmitted and the demands are electronically transmitted to that designated address, location or system, in an executed electronically transmitted record. The record date for determining shareholders entitled to demand a special meeting is the date of delivery of the first shareholder demand in compliance with this Bylaw.

  1.3.   **Notice of Meetings**. Whenever shareholders are required or permitted to take any action at a meeting, a written notice of the meeting will be sent to each shareholder at each shareholder's address of record. The notice will include the date, time and physical or electronic location of the meeting

and specify any means of remote communications for shareholders or proxy holders to be deemed to be present in person and vote at such meeting. In accordance with the Washington Law, notice will be given to each shareholder of record entitled to vote at such meeting no fewer than ten (10) nor more than sixty (60) days of the date of the meeting. In the case of a meeting to act on an amendment of the Articles of Incorporation, a plan of merger or exchange, a sale of assets under § 23B.12.020 of the Washington Law or dissolution of the Corporation, no fewer than twenty (20) days' notice will be given to each shareholder entitled to vote at such meeting. To the extent permitted by applicable law, notice may be given by electronic transmission to a shareholder's electronic address of record.

1.4. **Notice of Adjourned Meetings.** Unless these Bylaws otherwise require, when a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the date, time, electronic or physical location, and the means of remote communications, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. In accordance with the Washington Law, if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each shareholder of record entitled to vote at the meeting.

1.5. **Waiver of Notice.** A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, will be deemed equivalent to notice. Attendance of a person at a meeting will constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

1.6. **Quorum.** Unless otherwise provided under the Articles of Incorporation or these Bylaws and subject to the Washington Law, the presence, in person or by proxy, of the holders of a majority of the outstanding capital stock of the Corporation entitled to vote at a meeting of shareholders will constitute a quorum for the transaction of business. If a quorum is not present or represented at any shareholder meeting, the shareholders present in person or represented by proxy must adjourn the meeting until a quorum is present or represented without notice other than announcement at the meeting. At the adjourned meeting, if a quorum is met, the Corporation may transact any business which might have been transacted at the original meeting.

1.7. **Voting of Shares.** Unless otherwise provided in the Articles of Incorporation and subject to the Washington Law, each shareholder is entitled to one vote for each outstanding share of capital stock of the Corporation held by such shareholder. Any shareholder entitled to vote may cast a vote in person or by proxy. The Corporation is not able to vote any shares of capital stock of the Corporation. Any matter (other than the election of directors and amendments to these Bylaws) put to a vote of shareholders will be decided by a majority vote of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and cast on the matter, except where a higher proportion of votes is required by law, the Articles of Incorporation or these Bylaws. Unless otherwise provided in the Articles of Incorporation, the nominee directors elected shall be those receiving the largest number of votes cast in the election of directors, up to the number of directors to be elected. In determining the number of votes cast for or against a proposed action or nominee director, shares abstaining from voting on a matter will not be treated as a vote cast. A non-vote by a broker will be counted for purposes of determining a quorum but not for purposes of determining the number of votes cast.

1.8. Proxy Appointment. Shareholders of record may vote at any meeting either in person or by proxy. A shareholder may appoint a proxy to vote for the shareholder by submitting (a) an appointment form signed by the shareholder or the shareholder's attorney-in-fact, or (b) an electronic transmission sent in accordance with the provisions for electronic notice under these Bylaws. An appointment of proxy is effective when an appointment form or an electronic transmission (or documentary evidence thereof, including verification information) is received by the person authorized to tabulate votes for the Corporation. The proxy has the same power to vote as that possessed by the shareholder, unless the appointment form or electronic transmission contains an express limitation on the power to vote or direction as to how to vote the shares on a particular matter, in which event the Corporation must tabulate the votes in a manner consistent with that limitation or direction. An appointment of proxy is valid for eleven (11) months unless a longer period is expressly provided in the appointment form or electronic transmission. In addition to this Bylaw, the provisions of § 07.220 of the Washington Law shall govern the appointment and voting of shareholder proxies.

1.9. Action by Consent. Unless otherwise provided in the Articles of Incorporation, any corporate action required or permitted to be approved at any annual or special meeting, may be approved without a meeting, without prior notice and without a vote by a written consent of the shareholders in accordance with this Bylaw. A shareholder consent must (a) set forth the action taken (b) be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and (c) be delivered to the Corporation by delivery to its registered office, by hand or by certified mail, return receipt requested, or to the Corporation's principal place of business or to the officer of the Corporation having custody of the minute book, or any electronic address designated by the Corporation. To become effective a written consent to approve any corporate action must be delivered to the Corporation within sixty (60) days of the earliest signed and dated consent for such action being so delivered. The Corporation will give prompt notice of the taking of any action to any shareholder that did not join the action by consent of the shareholder calling for such action.

1.10. Meeting Chair The Chairperson of the Board will preside as chair of each shareholder meeting. In the Chairperson's absence, or if no Chairperson has been elected, the principal executive officer of the Corporation will preside as chair of the meeting, as provided in these Bylaws.

1.11. Shareholder List. The officer with responsibility for the stock ledger of the Corporation will make a list of each shareholder entitled to vote at each shareholder meeting. The list will be in alphabetical order arranged by voting group, class and series of shares with the address of and number of shares held by each shareholder. The list will be made available for examination by any shareholder at least ten (10) days prior to the shareholder meeting and during the length of the shareholder meeting, as required by the Washington Law.

1.12. Conduct of Meetings The rules, procedures and order of business at all shareholder meetings will be as determined by the chair of the meeting. The Secretary, or in the Secretary's absence or inability to act, a person appointed by the chair of the meeting shall appoint as secretary of the meeting, will act as secretary of the meeting and keep the minutes thereof. The Board may adopt any rules and procedures for conduct at shareholder meeting not limited by Washington Law.

2. BOARD OF DIRECTORS

2.1. General Powers. Except as otherwise provided by the Washington Law or the certificate of incorporation, the Corporation's business and affairs shall be managed by or under the direction of a

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board of directors (the "*Board*").

2.2. **Number.** The number of directors constituting the entire Board shall be set by act of the Board and may be increased or decreased by any act of the Board.

2.3. **Qualification.** Directors are not required to be shareholders of the Corporation.

2.4. **Compensation.** Unless otherwise restricted by the certificate of incorporation or these Bylaws, the Board may set director compensation, including fees and reimbursement of expenses.

2.5. **Vacancies.** A majority of the directors then in office, although less than a quorum, or a sole remaining director, may fill vacancies in the Board occurring for any reason and newly created directorships resulting from any increase in the authorized number of directors.

2.6. **Reduction of Number.** In lieu of filling any vacancy, the Board may reduce the number of directors.

2.7. **Tenure.** Except as otherwise provided in the certificate of incorporation, each director will serve until the director's successor is duly elected and qualified or until such director's earlier death, resignation or removal.

2.8. **Removal.** A director may be removed from office with or without cause by vote of the holders of a majority of the shares of stock entitled to vote in the elections of directors.

2.9. **Board Meetings.** The Board may meet from time to time, but no less than once a year in any regular or special meeting. Meetings may be held at any location set by the Board. After the place and time of regular Board meetings have been determined and all directors have been notified, regular meetings may be held without any further notice. Special Board meetings may be called by the Chairperson of the Board, any two or more directors, or the principal executive officer. Notice of special meetings of the Board must be given to each director, unless waived in writing, at least two (2) days before the date of the meeting in such manner as is determined by the Board.

2.10. **Committees of the Board.** The Board may approve the creation of one or more committees of directors, each committee to consist of two or more directors. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any committee meeting. In the absence or disqualification of a committee member, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another director to act at the meeting in the place of any such absent or disqualified member. Any committee, to the extent provided in the approval of the committee, may exercise all the powers and authority of the Board in the management of the Corporation's business and affairs, and may authorize the Corporation's seal to be affixed to all papers which may require it. No committee, however, shall have the power to take any action not allowed to be taken pursuant to § 08.250 of the Washington Law. Each committee will keep regular minutes of its meetings and report the same to the Board.

2.11. **Notice of Board Meetings.** Notice of any meeting of the Board must be given, unless waived in writing, either personally, by phone or by mail at the electronic or physical address on record for each director. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. The Board may transact any business which might have been transacted at the adjourned

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meeting when it is re-convened.

2.12. **Meeting Participation.** Directors may participate in any Board (or committee) meeting by phone or other electronic means that allows communication between all directors present at the meeting.

2.13. **Quorum.** Unless the certificate of incorporation or these Bylaws require a greater proportion, a majority of the total number of directors shall constitute a quorum for the transaction of business. If a quorum is not present at a Board meeting, the director must adjourn the meeting, with no other notice or act taken, until a quorum can be met.

2.14. **Act of the Board.** Unless the Articles of Incorporation or these Bylaws require a greater proportion, the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board.

2.15. **Act of the Board by Consent.** Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any corporate action that may be taken at any meeting of the Board or of any committee may be taken without a meeting if all members of the Board or committee consent in writing or by electronic transmission filed with the minutes of the Board or committee in the form minutes are generally kept.

3. OFFICERS

3.1. **Executive Officers.** The Board may designate any number of executive officers of the Corporation, including a Chief Executive Officer, Chief Financial Officer, President, Vice-President, Secretary, and/or Treasurer with such powers and duties as the Board determines and as set forth in these Bylaws. The Board may delegate to any executive officer the power to appoint and to remove any subordinate officers, agents or employees.

3.2. **Subordinate and Assistant Officers.** The Board may also appoint any other subordinate or assistant officers with such powers and duties as the Board determines.

3.3. **Appointment.** The Board will appoint all executive officers at the first meeting following the annual shareholder meeting or at a special meeting called for such purpose.

3.4. **Qualification.** An officer is not required to be a shareholder or director of the Corporation. One person may hold the offices and perform the duties of multiple offices.

3.5. **Compensation.** The Board will set the compensation of all executive officers. The Board or any executive officer may set the compensation of any subordinate or assistant officer, as such power is delegated.

3.6. **Tenure.** Each officer will hold office until such officer's successor is appointed, or until his or her earlier death, resignation or removal.

3.7. **Resignation.** Any officer may resign at any time by giving written notice to the Board or to the principal executive officer. The resignation of any officer will take effect upon receipt of notice thereof or at such later time as shall be specified in such notice. Unless otherwise specified therein, the acceptance of such resignation is not necessary to make it effective.

3.8. **Removal.** The Board may remove any officer at any time for any reason.

3.9. **Vacancies.** The Board may fill any vacant officer position in such manner as the Board determines.

3.10. **Chief Executive Officer.** The Chief Executive Officer shall have general charge and supervision of the business of the Corporation, shall see that all orders, actions and resolutions of the Board are carried out, and shall have such other authority and shall perform such other duties as set forth in these Bylaws or such other authorities and duties as prescribed by the Board.

3.11. **Chief Financial Officer.** The Chief Financial Officer will have general charge of the financial affairs of the Corporation and will cause to be kept accurate books of account. The Chief Financial Officer will have custody of all funds, securities, and valuable documents of the Corporation, except as the Board otherwise provides, and shall have such other authority and shall perform such other duties as set forth in these Bylaws or such other authorities and duties as prescribed by the Board.

3.12. **President.** Unless a Chief Executive Officer has been appointed, the President shall be the principal executive officer of the Corporation and shall, subject to the control of the Board, have such duties and responsibilities of the Chief Executive Officer. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board shall designate from time to time. The President shall preside at all meetings of the shareholders and at all meetings of the Board, unless the Chairperson of the Board of Directors has been appointed and is present or a Chief Executive Officer has been appointed and is present.

3.13. **Vice-President(s).** One or more Vice-Presidents appointed by the Board shall have such authority and shall perform such duties as may be set forth in these Bylaws and as prescribed by the Board.

3.14. **Treasurer.** The Treasurer will have duties commensurate with such position, and if there is no Chief Financial Officer will have the same duties thereof, except as the Board otherwise provides, and shall have such other authority and shall perform such other duties as set forth in these Bylaws or such other authorities and duties as prescribed by the Board. If no Chief Financial Officer is appointed, the Treasurer or co-treasurers, if there is more than one, will serve as the principal financial officer of the Corporation.

3.15. **Secretary.** The Secretary will record the proceedings of all meetings of the shareholders and the Board (including committees) in books kept for that purpose. In the absence of the Secretary from any such meeting an assistant secretary, or if such person is absent, a temporary secretary chosen at the meeting, will record the proceedings. The Secretary will have charge of the stock ledger (which may, however, be kept by any transfer or other agent of the Corporation) and shall have such powers and will perform such other duties as the Board designates.

3.16. **Other Powers and Duties.** Subject to these Bylaws and any act of the Board, each officer of the Corporation has such powers and duties customary for such officer's office and as specifically designated by the Board.

4. **CAPITAL STOCK**

4.1. **Stock Certificates.** The shares of the capital stock of the Corporation will be represented by certificates in any form adopted by the Board. Each stock certificate issued to a shareholder will be signed by two officers, the chairperson of the Board or the principal executive officer and the secretary or any other authorized officer, or any two officers designated by the Board for such purpose. Any signature

may be a facsimile.

4.2. **Uncertificated Shares.** The Board may provide that some classes or series of capital stock will not be certificated.

4.3. **Fractional Shares.** The Corporation may issue fractional shares.

4.4. **Legends on Restrictions and Classes of Stock.** Each certificated share of the capital stock of the Corporation will contain any restriction on transfer with respect to such share. If more than one class or series of capital stock is authorized, the certificated share will contain a description of the rights, preferences and other features of such class or series of capital stock or a statement that such information will be provided free of charge.

4.5. **Record Holder.** Expect as required otherwise by law, the Corporation will treat the shareholders of record on its books as the owner of the shares of capital stock for all purposes until ownership of any shares has been transferred in accordance with these Bylaws. Each shareholder is responsible to inform the Corporation of its address and any other contact information.

4.6. **Record Date for Meetings.** The Board may set a record date to determine the shareholders of record entitled to vote at or adjourn any shareholder meeting. The record date must be within sixty (60) to ten (10) days prior to the meeting. If the Board does not set a record date, the record date will be the close of business on the day prior to the date notice of the meeting is given. If notice is waived, the record date will be the close of business the day prior to the meeting.

4.7. **Record Date for Shareholder Consent Actions.** The Board may set a record date to determine the shareholders of record entitled to take any written consent action without a shareholder meeting. The record date may not be set prior to the date the act of the Board is adopted and not more ten (10) days after the date that the act of the Board is adopted. If the Board does not set a record date, the record date will be the earliest date of execution of a shareholder even though not delivered to the Corporation on such date. If the written consent requires an act of the Board, the record date will be the close of business on the day of the act of the Board is adopted.

4.8. **Record Date for Dividends, Exchanges, and Similar Distributions.** The Board may set a record date to determine the shareholders of record for the declaration and payment of any dividend, share exchange or any similar distribution to the shareholders. The record date may not be set prior to the date the act of the Board is adopted and must be within sixty (60) days of the date the dividend, exchange or other similar distribution will occur. If the Board does not set a record date, the record date will be the close of business on the day of the act of the Board is adopted.

4.9. **Transfers.** Shareholders may transfer their shares of the capital stock of the Corporation on the books of the Corporation by surrendering a properly endorsed stock certificate. In the case of any uncertificated shares, transfer may be made delivery of proper transfer instructions to the Corporation and compliance with set procedures for the transfer of uncertified shares. The Board may set any additional rules or procedures for the transfer of any shares of the capital stock of the Corporation.

4.10. **Dividends.** Subject to limitations of law and the certificate of incorporation, the Board may declare and pay dividends on the shares of capital stock of the Corporation in any combination of cash, property, or additional shares.

4.11. **Lost, Stolen or Destroyed Certificates.** Any lost, stolen or destroyed stock certificate may

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be replaced by the Corporation with a new certificate. The Corporation may require an adequate bond from the shareholder to indemnify the Corporation against any claims that arise with respect to the lost, stolen or destroyed stock certificate. The Board may set any additional rules or procedures for the transfer of any shares of the capital stock of the Corporation.

5. INDEMNIFICATION

5.1. Power to Indemnify. Subject to the Articles of Incorporation and the procedures set forth in these Bylaws, the Corporation will indemnify, to the fullest extent permitted by the Washington Law, as now or hereafter in effect, any person who was or is a party to any proceeding, by reason of the fact that such individual is or was a director or officer of the Corporation, if (a) the individual acted in good faith, (b) the individual reasonably believed (i) in the case of conduct in the individual's official capacity with the Corporation, that the individual's conduct was in its best interest, and (ii) in all other cases, that the individual's conduct was at least not opposed to its best interests, and (c) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director or officer did not meet the applicable standard of conduct.

5.2. Advancement of Expenses. To the fullest extent not prohibited by the Washington Law, the Corporation shall advance or reimburse expenses incurred by an individual who is or was a director or officer in defending any proceeding prior to the final disposition of such proceeding.

5.3. Authorization of Indemnification. Upon submission of a request for indemnification or an advancement of expenses by a director or officer, a presumption of a right to indemnification or an advancement of expenses shall be created and the Corporation will make all requested payments, unless within sixty days, the Corporation determines that the director or officer is not entitled to indemnification and/or an advancement of expenses, and the director or officer is provided written notice of such determination, which notice shall disclose with particularity the evidence upon which the determination is based. The foregoing determination may be made: (1) by the Board by majority vote of a quorum of directors who are not at the time parties to the proceedings; (2) if a quorum cannot be obtained, by majority vote of a committee duly designated by the Board (in which designation directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding; (3) by special legal counsel; or (4) by the shareholders as provided by § 08.550 of the Washington Law. Any determination that an individual is not entitled to indemnification and/or advancement of expenses, and any failure to make the payments requested, shall be subject to judicial review by any court of competent jurisdiction.

5.4. Advance Payment of Expenses. In addition to the procedures set forth in these Bylaws, and to the extent required by the Washington Law, an advancement of expenses to a director or officer shall be made only upon (a) the director or officer furnishing a written affirmation of such individual's good faith belief they have met the applicable standard of conduct and (b) receipt of an undertaking by or on behalf of such individual to repay all amounts advanced if it shall ultimately be determined that such individual is not entitled to be indemnified.

5.5. Indemnification by a Court. To the extent authorized by § 08.540 of the Washington Law, a director or officer who is a party to a proceeding may apply for indemnification or advancement of expenses to any court of competent jurisdiction, as modified or limited by the Articles of Incorporation.

5.6. Non-Exclusivity of Rights. The indemnification and advancement of expenses provided

by these Bylaws is not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Articles of Incorporation, any Bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification shall be made to the fullest extent permitted by law. The provisions of this Section 5 of these Bylaws do not preclude the indemnification of any person who is not specified in these Bylaws but whom the Corporation has the power or obligation to indemnify under the provisions of the Washington Law. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Washington Law, or by any other applicable law.

     5.7.   **Insurance.** To the fullest extent permitted by the Washington Law, the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against liability asserted against or incurred by the individual in that capacity, or arising from the individual's status as such, whether or not the Corporation would have power to indemnify the individual against the same liability under the provisions of this Section 5 of these Bylaws and the Washington Law.

     5.8.   **Certain Definitions.** For the purposes of this Section 5 of these Bylaws, the definitions provided in § 23B.08.500 of the Washington Law are incorporated into these Bylaws.

     5.9.   **Survival of Provisions.** The rights to indemnification and advancement of expenses conferred by this Section 5 of these Bylaws continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors, administrators and other personal and legal representatives of such a person.

     5.10.   **Limitations.** Notwithstanding anything contained in section 5 of these Bylaws to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by section 5.5 of these Bylaws), the Corporation is not obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board.

     5.11.   **Other Employees and Agents.** The Corporation may, to the extent authorized by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in these Bylaws to directors and officers.

     5.12.   **Report to Shareholders** To the extent required by § 23B.08.600 of the Washington Law, the Corporation will report to the shareholders any indemnification or advancement of expenses to a director.

     5.13.   **Effect of Amendment or Repeal.** Neither any amendment or repeal of any section of these Bylaws, nor the adoption of any provision of the Articles of Incorporation or these Bylaws inconsistent with this Section 5 of the Bylaws, shall adversely affect any right or protection of any director, officer, employee or other agent established pursuant to this Section 5 existing at the time of such amendment, repeal or adoption of an inconsistent provision, including without limitation by eliminating or reducing the effect of this Section 5, for or in respect of any act, omission or other matter occurring, or any action or proceeding accruing or arising (or that, but for this Section 5, would accrue or arise), prior to such amendment, repeal or adoption of an inconsistent provision.

6. GENERAL PROVISIONS

6.1. **Registered Agent.** The Board may appoint a registered agent for service of process in any legal action.

6.2. **Other Offices.** The Board may authorize the Corporation to conduct business in any jurisdiction throughout the world.

6.3. **Books.** All of the books of the Corporation shall be kept at the principal office of the Corporation, or any other location that the Board may specify.

6.4. **Voting of Securities.** For any securities owned by the Corporation which provide for voting rights, the principal executive officer, treasurer or secretary is authorized to vote, or grant a proxy to vote, such securities, unless the Board specifies otherwise.

6.5. **Seal.** A seal of the Corporation may be adopted, altered, or revoked by act of the Board.

6.6. **Fiscal Year.** Unless set otherwise by the Board, the Corporation's fiscal year shall coincide with the calendar year.

6.7. **Loan to Officers.** The Corporation may lend money to, or guarantee any obligation of or otherwise assist any officer or employee of the Corporation or of its subsidiaries, including any officer or employee who is a director of the Corporation or its subsidiaries, whenever, in the judgment of the Board, such loan, guarantee, or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured or secured in such manner as the Board approves, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

6.8. **Amendments.** Any of these Bylaws may be amended or repealed, or new Bylaws may be made, by the shareholders at any shareholder meeting where the matter has been proper brought to order by majority vote (unless a higher percentage is required in the certificate of incorporation) of the total voting power of all outstanding securities of the Corporation then entitled to vote generally in the election of directors, voting as a single class, or by act of the Board as such power is conferred in the certificate of incorporation. The Board shall not approve any change to these Bylaws which by law requires action by the shareholders and any change to these Bylaws by the Board is subject to repeal by the shareholders.

* * * * *

The undersigned Secretary of the Corporation certifies that the foregoing bylaws were duly adopted on September 23, 2021.

WSB

William S. Blanchard, Secretary

FOUNDER RESTRICTED STOCK PURCHASE AGREEMENT

This Restricted Stock Purchase Agreement (this "**Agreement**") is being entered into as of September 23, 2021 (the "**Closing Date**"), between Dash X, Inc a Washington corporation (the "**Company**") and William S. Blanchard, the "**Founder**").

1.   PURCHASE OF STOCK

1.1.   **Stock Purchase.** On the terms of this Agreement, Founder hereby agrees to purchase from the Company and the Company hereby agrees to sell to Founder the number of shares of the Company's Common Stock, with par value $0.0001 per share, set forth in the table below (the "**Shares**") in exchange for contributed assets of cash and/or other property according to the table below, including an assignment of all intellectual property related to the Company.

Contributions	Shares
Cash of $700.00 and all company IP	7,000,000

1.2.   **Closing.** The closing of the sale of the Shares will occur at the principal office of the Company, effective as of the Closing Date. Each party agrees to perform all further acts and execute, acknowledge, and deliver any documents and agreements that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement. Founder's cash contributions must be made by personal or bank check, or by electronic transfer of immediately available funds. Founder's contributions of other assets and intellectual property will be evidenced by the applicable proprietary information and intellectual property assignment agreement, in substantially the form attached as Exhibit 1 to be entered into as of the Closing Date.

1.3.   **Adjustments.** The Shares held by Founder will be adjusted for any stock splits or combinations affecting the number of outstanding shares of Common Stock after the Closing Date. Founder will not enjoy any other preemptive or anti-dilution rights with respect to the Shares.

2.   FOUNDER'S REPRESENTATIONS

Founder represents to the Company, as of the Closing Date:

2.1.   **Power & Authority.** Founder has full power and authority to execute and perform this Agreement. This Agreement constitutes the legal, valid and binding obligation of Founder enforceable against Founder in accordance with its terms, subject only to applicable bankruptcy, insolvency, moratorium or other laws affecting the rights of creditors generally, and to general principles of equity.

2.2.   **No Conflicts.** Founder is not a party to, nor otherwise subject to, any agreement or other instrument that would prevent or prohibit Founder from, or require any consent to, the execution or consummation of this Agreement and the transactions contemplated herein.

2.3.   **No Litigation.** No litigation or administrative proceeding that would interfere with Founder's ability to execute this Agreement or to consummate the transactions contemplated hereby is pending or, to his knowledge, threatened against Founder.

2.4.   **No Violation.** Neither the execution and delivery of this Agreement by Founder, nor the consummation of the transactions contemplated hereby—with or without notice or lapse of time, or both—will conflict in any respect with, or result in any violation of or default under, or give rise to a right of termination or cancellation or acceleration under, any provision of any applicable law.

2.5.   **Section 83(b) Election.** Founder has discussed the transactions contemplated by this Agreement with an accountant or financial advisor, including the possible federal, state, local and foreign

tax consequences thereof, **and agrees to make an election to treat the Unvested Shares as vested for tax purposes on the grant date pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended by filing a Section 83(b) election with the IRS**. Founder, in entering into these transactions, is relying solely on any advisors and Founder's own judgment, and not on any statements or representations by the Company. Founder understands that he (and not the Company) will be responsible for his own tax liability that may arise as a result of these transactions.

      2.6.   **No Bad Actor Disqualification.** Founder has never been (a) accused of, indicted for, convicted of, or subject to regulatory or administrative sanctions on account of any federal or state cause of action, (b) sanctioned by or barred from any professional association, in each case, as related to the offer or sale of securities, the securities markets, investment advising, or the business activities of insurance, banking or saving institutions, or (c) accused of activity that would constitute a scheme or device for obtaining money or property through the mail by means of false representations.

      2.7.   **Investment.** Founder (a) is acquiring the Shares for Founder's own account, with Founder's own funds, and not with a view toward resale or distribution, (b) is a sophisticated investor with knowledge and experience in business and investment matters of this type and able to evaluate the merits and risks of an investment in the Shares, (c) has sufficient knowledge of the Company and has had a full opportunity to make any inquiries and receive answers regarding the Company on the terms and risks of his investment in the Shares, and (d) acknowledges the Shares have not been registered under any federal or state securities laws, in reliance on applicable exemptions from such requirements.

3.   **COMPANY'S REPRESENTATIONS**

    The Company represents to Founder, as of the Closing Date:

      3.1.   **Existence.** The Company is a corporation duly organized, validly existing and in good corporate standing under the laws of the State of Washington. All proceedings required to be taken by the Company to authorize the execution, delivery and consummation of this Agreement and the agreements, instruments and documents contemplated hereby have been duly and validly taken and are in full force and effect.

      3.2.   **Power & Authority.** The Company has full power and corporate authority to execute and perform this Agreement. This Agreement constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject only to applicable bankruptcy, insolvency, moratorium or other laws affecting the rights of creditors generally, and to general principles of equity.

      3.3.   **No Conflicts.** The Company is neither a party to, nor otherwise subject to, any agreement or other instrument that would prohibit the Company from, or require any consent to, the execution or consummation of this Agreement and the transactions contemplated herein.

      3.4.   **No Violation.** Neither the execution and delivery of this Agreement by the Company, nor the consummation of the transactions contemplated hereby—with or without notice or lapse of time, or both—will conflict in any respect with, or result in any violation of or default under, or give rise to a right of termination or cancellation or acceleration under, any provision of any applicable law.

      3.5.   **No Litigation.** No litigation or administrative proceeding that would interfere with the Company's ability to execute this Agreement or to consummate the transactions contemplated hereby is pending or, to its knowledge, threatened against the Company.

      3.6.   **Authorized Capital; Title to Shares.** The Company has authorized 10,000,000 shares of Common Stock, none of which has yet been issued prior to the Closing Date. The delivery Founder of the

Shares pursuant to this Agreement will transfer good and valid title the Shares to Founder, free and clear of all liens, subject to the Company's repurchase right set forth in Section 4 of this Agreement and the terms of any other shareholder or similar agreement.

4. VESTING AND REPURCHASE RIGHT OF COMPANY

4.1. **Schedule of Share Vesting.** As set forth in the table below, the Shares issued to each Founder pursuant to this Agreement are subject to the Company's right to repurchase the Shares, in whole or in part, upon certain events as provided in Section 4.2. The Company's repurchase right will lapse according to the vesting schedule set forth below, which may be accelerated as provided in Section 4.4. Such Shares that cease being subject to the Company's repurchase right are referred to as having "**Vested**", and until that time they are "**Unvested.**" Vesting does not remove any other legal or contractual restrictions on transfer that apply to the Shares. The Shares held by Founder will vest and become Vested Shares beginning as of the Vesting Start Date (defined below) according to the schedule below, so that all Shares held by Founder are Vested on Fully Vested Date (defined below). No fractional share will vest on any applicable vesting date, instead all fractional shares that otherwise would have become Vested on such date will vest on the Fully Vested Date.

Date:	% Total Shares Vesting
"**Vesting Start Date**," which is September 23, 2021:	33%
Each subsequent calendar month after the Vesting Start Date (on the same day of the month as the Vesting Start Date):	2.777%
September 23, 2024 (the "**Fully Vested Date**").	100%

4.2. **Repurchase Right.** If the employment or other service relationship, between Founder and the Company is terminated by either party for any reason, the Company will have the right to repurchase all of Founder's Unvested Shares for par value of $0.0001 per share, which repurchase right will have deemed to have been exercised automatically upon such termination, unless the Company provides notice of election not to repurchase the Unvested Shares within 30 days of the Founder's last day of service. The Company will make payment of the repurchase price within 90 days after the last day of Founder's service to the Company, provided that the failure of the Company to pay the purchase price shall not undue or rescind the effective repurchase of the Unvested Shares and Founder's only remedy will be to demand and recover the repurchase price.

4.3. **Mechanics of Repurchase.** The closing of the repurchase transaction will take place at the Company's principal office on the date as the Company determines. Founder must deliver to the Company a certificate or certificates representing the Shares to be repurchased by the Company, duly endorsed or with stock powers of attorney duly endorsed for transfer by Founder, with signature guaranteed, free and clear of all liens. The delivery of the certificate or certificates for the repurchased Shares will be deemed to be a representation and warranty that: (a) Founder has full right, title, and interest in and to the Shares; (b) Founder has all necessary power and authority and has taken all necessary action to transfer the Shares as contemplated in this Section 4.3 and any related repurchase documentation; (c) the Shares are transferred free and clear of all liens; and (d) there is no adverse claim with respect to the Shares. No other representations or warranties may be required of Founder in connection with the repurchase of part or all of his Unvested Shares. If Founder fails to deliver the shares that are to be repurchased by the Company under this Section 4, the Company may unilaterally immediately take any action as is appropriate to transfer record title of repurchased Shares to the Company (or its designee) and to treat Founder and the repurchased Shares in all respects as if delivery had been made as required by this

Section 4. As security for Founder's faithful performance of the terms of this Agreement and to insure the availability for delivery of Founder's Unvested Shares upon exercise of the repurchase option Founder agrees to deliver to and deposit with the Secretary of the Company or the Secretary's designee, a stock assignment duly endorsed (with date and number of shares blank) in the form attached to this Agreement as *Exhibit 2*. Further, Founder hereby irrevocably grants the Company a power of attorney coupled with an interest for the purpose of effectuating this Section 4.3.

  4.4. **Accelerated Vesting.** To the extent not already Vested, the Shares held by Founder will immediately and fully become Vested without any further action of any party as follows: (a) immediately prior to a Change of Control, if Founder's service to the Company (or successor) is not continued in an materially equivalent role following the Change of Control; or (b) following any Change of Control, on the date that Founder resigns for Good Reason or is terminated without Cause, in either case, from employment or other service arrangement with the Company (or any successor) within a period of 12 months from the last date the Change of Control is deemed to have "closed."

  4.5. **Definitions.** The following terms have the definitions set forth below:

   (a) **"Cause"** means, with respect to a Founder, in addition to the meaning ascribed to such term (or its substantive equivalent) in any written employment or service agreement between the Company and Founder, provided however to the extent there is a clear conflict, the terms of the employment or service agreement will prevail: (i) conviction of, or the entry of a plea of guilty or no contest to, a felony or other crime involving moral turpitude that adversely affects the Company's operations, financial performance, or relationship with its customers; (ii) fraud, embezzlement or other intentional misappropriation of funds from the Company; (iii) the habitual use of illegal drugs or alcohol that materially and adversely affects the Company's operations, financial performance, or relationship with its customers; (iv) the material breach of any fiduciary duty, material legal or contractual obligation to the Company, or willful violation of Company policies or direction from the board which, if curable, is not cured within 30 days of notice; (v) failure to perform essential job functions after receiving notice of a deficiency and failing to cure the deficiency within 30 days of receipt; or (vi) acts of gross negligence that adversely affect the Company's operations, financial performance, or relationship with its customers.

   (b) **"Change of Control"** means: (i) the dissolution or liquidation of the Company; (ii) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity; (iii) a merger, reorganization or consolidation in which the outstanding shares of the Company's capital stock are converted into or exchanged for securities of the successor entity and the holders of the Company's outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of such transaction; (iv) the sale, in a single transaction or series of related transactions, of all or a majority of the Company's capital stock to an unrelated person or entity; or (v) any other change in control transaction as determined by the board of directors of the Company.

   (c) **"Good Reason"** means, with respect to Founder, in addition to the meaning ascribed to such term (or its substantive equivalent) in any written employment or service agreement between the Company and Founder, provided however to the extent there is a clear conflict, the terms of the employment or service agreement will prevail: (i) the failure of the Company to pay Founder's salary or other compensation when due; (ii) material breach by the Company of any agreement with Founder; or (iii) a material diminution in Founder's role, responsibility or salary in the Company (or any successor entity to the Company or division or business segment of an acquiring company, as may be the equivalent position of Founder immediately prior to acquisition); *provided* that, in each case, if Founder

does not resign within 60 days of the applicable event or circumstance giving rise to Good Reason, then any resignation for Good Reason may not be based on that event or circumstance.

4.6 **Distributions on Unvested Shares.** Notwithstanding the contractual restrictions imposed on Unvested Shares, Founder is entitled to receive any payments, dividends, and other distributions payable on shares of Common Stock generally, at the same time as other holders of Common Stock.

4.7. **Rights as Founder.** Founder will have all rights as a holder of Common Stock of the Company with respect to both Vested and Unvested Shares, including without limitation, the right to vote all the Shares.

5. RESTRICTIONS ON SHARES

5.1. **Escrow of Stock Certificates.** The parties agree that any stock certificates representing the Shares will be held in escrow by the Secretary of the Company, so long as they remain subject to vesting and the Company's repurchase option or right.

5.2. **Legends.** Any certificates representing the Shares will bear legends in substantially the following form, in addition to any other legends that are required by applicable laws:

> THE SECURITIES REPRESENTED BY THIS STOCK CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, DONATED, OR OTHERWISE TRANSFERRED (WHETHER OR NOT FOR CONSIDERATION) BY THE HOLDER WITHOUT REGISTRATION UNDER THE SECURITIES ACT OR PURSUANT TO AN EXEMPTION THEREFROM, AND WITHOUT COMPLYING WITH APPLICABLE STATE SECURITIES LAWS.

6. GENERAL TERMS

6.1. **Notices.** Any notice or other communication required or permitted under this Agreement may be given by registered or certified mail, postage prepaid, courier service or electronic mail (if receipt thereof is confirmed), in each case addressed to the recipient's physical or electronic address for notices as given on the signature page hereto (as may be updated by the party by notice), or in the case of the Company, to its principal office where ever located at that time.

6.2. **CONSENT TO ELECTRONIC SHAREHOLDER NOTICES. Founder hereby expressly consents to receive all notices that may be required or permitted to be made to stockholders of the Company pursuant to the Company's Articles of Incorporation, Bylaws, the Washington Business Corporation Act, and any other matter related to the ownership of Shares electronically at the email address set forth on the signature page to this Agreement to the fullest extent permitted by law. Founder may update his email address for notices or revoke the foregoing consent to electronic notices by providing written notice to the Company in accordance with Section 6.1 of this Agreement.**

6.3. **No Employment Rights.** Nothing in this Agreement will affect in any manner whatsoever the right or power of the Company, or a parent or subsidiary of the Company, to terminate Founder's employment or service relationship with the Company, for any reason, with or without Cause.

6.4. **Amendment.** This Agreement may not be changed, and any of the terms, covenants, representations, warranties and conditions herein cannot be waived, except pursuant to an instrument in writing signed by all parties and, in the case of a waiver, by the party waiving compliance.

6.5. **Governing Law; Jurisdiction.** Each party (a) hereby irrevocably and unconditionally submits to the jurisdiction of the federal or state courts located in Seattle, Washington, for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agrees not to

commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal or state courts located in Seattle, Washington, and (c) hereby waives, and agree not to assert, by way of motion, as a defense, or otherwise, in any suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by the court. The prevailing party in suit, action, or arbitration filed or held concerning this Agreement will be entitled to reasonable attorneys' fees, both at trial and on any appeal.

      6.6.   **Waiver of Jury Trial.** Each party waives, to the fullest extent permitted by applicable law, any right to a trial by jury in respect of any litigation between the parties arising out of, under or in connection with this Agreement or the transactions contemplated hereby or disputes relating hereto. Each party (a) certifies that no representative, agent, or attorney of another party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, and (b) acknowledges that it and the other party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 6.5.

      6.7.   **Other Tax Matters.** The parties agree and acknowledge as follows: (a) that the transactions contemplated herein will qualify as a contribution to a controlled corporation under Section 351 of the Internal Revenue Code of 1986, as amended (the "**Code**"); (b) that the contributed assets will be exchanged solely in consideration of the Shares and that immediately following the consummation of the transactions contemplated herein, Founder (and other persons in the transferor group) will be in "control" of the Company, as such term is defined in Section 368(c)(1) of the Code; (c) that as of the closing, the Company has no plan or intention to issue additional shares of its stock that would result in the transferors losing control of the Company, as so defined; (d) that Founder has no plan or intention to liquidate the Company, to sell or otherwise dispose of the stock of the Company, or to cause the Company to sell or otherwise dispose of any of the contributed assets, except for dispositions made in the ordinary course of business; (e) that the Company is not an "investment company" as defined in Section 351(e)(1) of the Code; and (f) that the Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(a) of the Code.

      6.8.   **Miscellaneous.** This Agreement may not be changed, and any of the terms, covenants, representations, warranties and conditions herein cannot be waived, except pursuant to an instrument in writing signed by all parties and, in the case of a waiver, by the party waiving compliance. A waiver of one or more breaches of any clause of this Agreement will not act to waive any other breach, whether of the same or different clauses. Each clause of this Agreement is severable. If any clause is ruled void or unenforceable, the balance of the Agreement will nonetheless remain in effect, unless that construction would clearly be contrary to the intentions of the parties or would result in an unconscionable injustice. This Agreement, together with all documents and agreement referenced herein, is the complete agreement and supersedes all prior agreements, written or oral, dealing with the subject matter contained herein. This Agreement may be executed in counterparts, all of which together constitute one and the same instrument.

<p style="text-align:center">* * * * *</p>

Each of the parties has caused this Agreement to be executed, in the manner appropriate to each, as of the date first written above.

FOUNDER:

_W.S.B_

William S. Blanchard
Address: 12929 74th Place NE
Kirkland, WA 98034
Email: Bill@area425.com

DASH X, INC

By: _W.S.B_

Name: William S. Blanchard
Title: President, CEO

Exhibit 1

Proprietary Information and Invention Assignment Agreement

(See Attached)

.

EXHIBIT 2

STOCK ASSIGNMENT SEPARATE FROM CERTIFICATE

The undersigned sells, assigns and transfers to _____, Inc. a Washington corporation (the "**Company**"), pursuant to Section 4.2 of that certain Restricted Stock Purchase Agreement, dated _____, by and between the undersigned and the Company (the "**Agreement**") _____ shares of Common Stock of the Company standing in the undersigned's name on the books of the Company represented by Certificate No[s] _____ and does irrevocably constitute and appoint both the Company's Secretary and the Company's attorney, or either of them, to transfer said stock on the books of the Company with full power of substitution in the premises.

This Assignment may be used only in accordance with and subject to the terms and conditions of the Agreement, in connection with the repurchase of shares of Common Stock issued to the undersigned pursuant to the Agreement, and only to the extent that the shares remain subject to the Company's repurchase option under the Agreement.

Dated _____ _____ (NAME)

(Leave blank)

_____
(Signature)

INSTRUCTION: *Please do not fill in any blanks other than the signature line. Do not fill in the date line.*
The purpose of this Assignment is to enable the Company to exercise its repurchase option set forth in the Agreement without requiring additional signatures on the part of the Purchaser.

STOCK ASSIGNMENT SEPARATE FROM CERTIFICATE

The undersigned sells, assigns and transfers to Dash X, Inc a Washington corporation (the **"Company"**), pursuant to Section 4.2 of that certain Restricted Stock Purchase Agreement, dated _____, by and between the undersigned and the Company (the **"Agreement"**) _____ shares of Common Stock of the Company standing in the undersigned's name on the books of the Company represented by Certificate No[s] _____ and does irrevocably constitute and appoint both the Company's Secretary and the Company's attorney, or either of them, to transfer said stock on the books of the Company with full power of substitution in the premises.

This Assignment may be used only in accordance with and subject to the terms and conditions of the Agreement, in connection with the repurchase of shares of Common Stock issued to the undersigned pursuant to the Agreement, and only to the extent that the shares remain subject to the Company's repurchase option under the Agreement.

Dated   **WILLIAM S. BLANCHARD**

_____
(Leave blank)

W.S.B
_____
(Signature)

INSTRUCTION: *__Please do not fill in any blanks other than the signature line. Do not fill in the date line.__* The purpose of this Assignment is to enable the Company to exercise its repurchase option set forth in the Agreement without requiring additional signatures on the part of the Purchaser.

PROPRIETARY INFORMATION AND INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT

This Proprietary Information Intellectual Property Assignment Agreement (this **"Agreement"**), with a date of September 23, 2021 is entered into between Dash X, Inc, a Washington corporation (the **"Company"**) and William S. Blanchard as a founder of the Company (the **"Founder"**) in connection (i) with the issuance of shares of common stock to Founder under a Founder Restricted Stock Purchase Agreement on or about the same date as this Agreement and (ii) the Founder's provision of services to the Company, as an officer, director, employee, consultant, and/or advisor (the **"Service Relationship"**).

1. **Proprietary Information.**

(a) **Company Information.** Founder agrees at all times during the term of the Service Relationship and thereafter, to hold in strictest confidence, and not to use, except for the benefit of the Company to the extent necessary to perform Founder's obligations to the Company under the Service Relationship, or to disclose to any person, firm, corporation or other entity without written authorization of the Board of Directors of the Company, any Confidential Information of the Company that Founder obtains or creates. Founder further agrees not to make copies of such Confidential Information except as authorized by the Company. **"Confidential Information"** means any Company proprietary information, technical data, trade secrets or know-how, including, but not limited to, research, product plans, products, services, suppliers, customer lists and customers (including, but not limited to, customers of the Company on whom Founder called or with whom Founder became acquainted as a result of the Service Relationship), Intellectual Property assigned to the Company under this Agreement, prices and costs, markets, software, developments, inventions, laboratory notebooks, processes, formulas, technology, designs, drawings, engineering, hardware configuration information, licenses, finances, budgets or other business information disclosed to Founder by the Company either directly or indirectly in writing, orally or by drawings or observation of parts or equipment or created by Founder during the period of the Service Relationship, whether or not during working hours. Confidential Information includes, but is not limited to, information pertaining to any aspects of the Company's business which is either information not known by actual or potential competitors of the Company or other third parties not under confidentiality obligations to the Company, or is otherwise proprietary information of the Company or its customers or suppliers, whether of a technical nature or otherwise. Confidential Information does not include any of the foregoing items which become publicly and widely known and made generally available through no wrongful act of Founder or of others who were under confidentiality obligations as to the item or items involved.

(b) **Prior Obligations.** Founder represents that his or her performance of all terms of this Agreement has not breached and will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by Founder prior or subsequent to the commencement of my Service Relationship with the Company, and Founder will not disclose to the Company or use any inventions, confidential or non-public proprietary information or material belonging to any previous client, employer or any other party. Founder will not induce the Company to use any inventions, confidential or non-public proprietary information, or material belonging to any previous client, employer or any other party.

(c) **Third-Party Information.** Founder recognizes that the Company has received, and in the future will receive, confidential or proprietary information from third parties subject to a duty on the Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes. Founder agrees to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out Founder's work for the Company consistent with the Company's agreement.

2.   **Assignment of Intellectual Property.** Founder hereby assigns to the Company exclusively throughout the world all of Founder's right, title, and interest in and to all Intellectual Property (defined below), which Founder has made, conceived, created, reduced to practice or learned (either alone or jointly with others), prior to the date hereof that relates to the Company's business or to the Company's actual or anticipated research or development as described on Schedule A.

3.   **Definition of Intellectual Property.** For the purposes of this Agreement, **"Intellectual Property"** means (whether or not patentable or registrable under applicable law) all inventions, concepts, know-how, developments, methods, trade secrets, patents and patent applications, trademarks (whether registered or unregistered and including any goodwill acquired in such trademarks), service marks, trade names, business names, internet domain names, email address names, works of authorship, copyrights (including rights in computer software and code), moral rights, database rights, design rights, rights in confidential information (including customer lists), and all other intellectual property and proprietary rights and the tangible embodiments thereof (whether registered or unregistered, and any application for the foregoing), and all other equivalent or similar rights which may exist anywhere in the world.

4.   **Prior Inventions.** The parties agree that Schedule B attached hereto sets forth a list describing with particularity all inventions, original works of authorship, developments, improvements, and trade secrets which were made by Founder prior to date hereof (collectively referred to as **"Prior Inventions"**), which belong solely to Founder (either alone or jointly with another), which relate in any way to any of the Company's proposed businesses, products or research and development, and which are **not** assigned to the Company hereunder (or, if no such list is attached, that there are no such Prior Inventions). If, Founder incorporates into a Company product, process or machine a Prior Invention owned by Founder or in which Founder has an interest, the Company is hereby granted and shall have a non-exclusive, royalty-free, irrevocable, perpetual, worldwide license (with the right to sublicense) to make, have made, copy, modify, make derivative works of, use, sell and otherwise distribute such Prior Invention as part of or in connection with such product, process or machine.

5.   **Subsequent Creation of Intellectual Property.** Following the date of this Agreement, all Intellectual Property that is made, conceived, created, reduced to practice or learned by Founder (either alone or jointly with others) on behalf of or at the request of the Company during the Service Relationship that constitutes copyrightable subject matter will be considered "works made for hire" as that term is defined in the United States Copyright Act. To the extent that ownership of such Intellectual Property does not by operation of law vest in Company, Founder will assign (or cause to be assigned) and does hereby assign fully to Company all right, title, and interest in and to such Intellectual Property.

6.   **Further Assurances.** Founder will assist the Company and its designees in every proper way to secure the Company's rights in its Intellectual Property assigned to Company by Founder pursuant to this Agreement. Founder agrees to execute all applications, specifications, oaths, assignments, and other instruments that the Company deems necessary in order to apply for and obtain these rights and in order to assign and convey to the Company, its successors, assigns, and nominees the sole and exclusive right, title, and interest in and to such Intellectual Property. Founder agrees that his or her obligation to execute or cause to be executed any such instrument or papers shall continue after the termination of this Agreement until the expiration of the last such Intellectual Property right to expire in any country of the world. If the Company is unable because of Founder's mental or physical incapacity or unavailability or for any other reason to secure Founder's signature to apply for or to pursue any application for any United States or foreign patents, copyright, mask works or other registrations covering Intellectual Property assigned to the Company as above, then Founder hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as Founder's agent and attorney in fact, to act for and in Founder's behalf and stead to execute and file any such applications and to do all other lawfully permitted

acts to further the application for, prosecution, issuance, maintenance or transfer of letters patent, copyright or other registrations thereon with the same legal force and effect as if originally executed by Founder. Founder hereby waives and irrevocably quitclaims to the Company any and all claims, of any nature whatsoever, which Founder now or hereafter has for infringement of any and all Intellectual Property assigned to the Company.

7. **Representations.** Founder represents and warrants that he or she has all right, title, interest in the Intellectual Property assigned to the Company under this Agreement free and clear of all liens, encumbrances, or interests of third parties.

8. **Successors and Assigns; No Assignment.** This Agreement and the rights and obligations of the parties hereunder shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor the rights or obligations of the parties hereto may be assigned or delegated by anyone to another without the prior written consent of the other party hereto. Nothing herein is intended to create any right of any person as a third-party beneficiary of this Agreement.

9. **At-Will Service Relationship.** Founder understands and acknowledges that any Service Relationship with the Company is and shall continue to be at-will, as defined under applicable law, meaning that either Founder or the Company may terminate the Service Relationship at any time for any reason or no reason, subject to any other contractual rights or applicable law.

10. **NOTICE OF RCW SECTION 49.44.140 (OR OTHER EQUIVALENT APPLICABLE STATE LAW).** Any provision in this Agreement for assignment of Founder's right, title, and interest in an invention to the Company does not apply to an invention for which no equipment, supplies, facilities, or trade secret information of the Company was used and which was developed entirely on Founder's own time, unless (a) the invention relates (i) directly to the business of the Company, or (ii) to the Company's actual or demonstrably anticipated research or development, or (b) the invention results from any work Founder performed for the Company. Founder will advise the Company promptly in writing of any invention that Founder believes meet the criteria in RCW § 49.44.140 or meets the criteria of a similar applicable law in the state where Founder is located.

11. **DEFEND TRADE SECRET ACT NOTICE.** Pursuant to 18 USC § 1833(b), an individual may not be held criminally or civilly liable under any federal or state trade secret law for disclosure of a trade secret: (i) made in confidence to a government official, either directly or indirectly, or to an attorney, solely for the purpose of reporting or investigating a suspected violation of law; and/or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Additionally, an individual suing an employer for retaliation based on the reporting of a suspected violation of law may disclose a trade secret to his or her attorney and use the trade secret information in the court proceeding, so long as any document containing the trade secret is filed under seal and the individual does not disclose the trade secret except pursuant to court order.

12. **General Legal.** This Agreement may be executed by facsimile and in counterparts, each of which shall be deemed an original and together constitute one instrument. This Agreement sets forth the entire agreement and understanding between the Company and Founder relating to the subject matter herein and merges all prior discussions and oral or written agreements. No modification or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing signed by both parties. The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by and construed in accordance with the laws of the State of Washington applicable to agreements executed and to be performed solely within this state.

Each of the parties hereto has caused this Agreement to be executed, in the manner appropriate to each, as of the date first written above.

FOUNDER:

WSB

William S. Blanchard

DASH X, INC

WSB

William S. Blanchard, President

SCHEDULE A

DESCRIPTION OF COMPANY BUSINESS AND TECHNOLOGY

The Company's business and technology consists of a technology platform allowing live video communication.

SCHEDULE B

**LIST OF PRIOR INVENTIONS
AND ORIGINAL WORKS OF AUTHORSHIP**

EXCLUDED UNDER SECTION 4

Title	Date	Identifying Number (or brief description)
Area425 mobile application		A mobile real estate application that allow buyers and sellers and real estate agents to connect.

HELLOSIGN

Audit Trail

TITLE	Dash X Inc Organizational Documents and Founder Restricted...
FILE NAME	Dash X, Inc...r_Final.pdf and 5 others
DOCUMENT ID	34ab9bbfcad4836bfcd1f05facda83a7a33b3064
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	Completed

Document History

SENT	**09 / 23 / 2021** 20:13:20 UTC	Sent for signature to William S. Blanchard (bill@area425.com) from troy@foundrylawgroup.com IP: 24.19.220.115
VIEWED	**09 / 23 / 2021** 22:28:27 UTC	Viewed by William S. Blanchard (bill@area425.com) IP: 24.18.127.134
SIGNED	**09 / 23 / 2021** 22:30:15 UTC	Signed by William S. Blanchard (bill@area425.com) IP: 24.18.127.134
COMPLETED	**09 / 23 / 2021** 22:30:15 UTC	The document has been completed.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:
http://www.dash-x.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.